RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement Dated June 27, 2018 To the Product Prospectus Supplement ERN-EI-1 Dated January 12, 2016, Prospectus Supplement Dated January 8, 2016, and Prospectus Dated January 8, 2016	$229,000 Notes Linked to the EURO STOXX 50® Index, Due June 30, 2022 Royal Bank of Canada

Royal Bank of Canada is offering the notes (the “Notes”) linked to the performance of the EURO STOXX 50® Index (the “Reference Asset”).
The CUSIP number for the Notes is 78013XMP0. The Notes do not pay interest. The Notes provide a 153% leveraged positive return if the level of the Reference Asset increases from the Initial Level to the Final Level. If the Final Level of the Reference Asset is equal to or less than the Initial Level, the investor will receive the principal amount at maturity, and no additional payment. Any payments on the Notes are subject to our credit risk.
Issue Date: June 29, 2018
Maturity Date: June 30, 2022
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 12, 2016, and “Selected Risk Considerations” on page P-6 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public	100.00%	$229,000.00
Underwriting discounts and commissions	0.25%	$572.50
Proceeds to Royal Bank of Canada	99.75%	$228,427.50
The initial estimated value of the Notes as of the date of this pricing supplement is $975.11 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $2.50 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $2.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	EURO STOXX 50® Index
Bloomberg Ticker:	SX5E
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	June 27, 2018
Issue Date:	June 29, 2018
CUSIP:	78013XMP0
Valuation Date:	June 27, 2022
Maturity Date:	June 30, 2022, subject to extension for market and other disruptions, as described in the product prospectus supplement dated January 12, 2016.
Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to:
Principal Amount + (Principal Amount x Percentage Change x Leverage Factor)
If, on the Valuation Date, the Percentage Change is less than or equal to 0%, then the investor will receive the principal amount only.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level - Initial Level Initial Level
Initial Level:	3,397.13, which was the closing level of the Reference Asset on the Pricing Date.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Leverage Factor:	153%
Calculation Agent:	RBCCM

P-2	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 12, 2016, as modified by this pricing supplement. In addition to those terms, the following two sentences are also so incorporated into the master note: RBC confirms that it fully understands and is able to calculate the effective annual rate of interest applicable to the Notes based on the methodology for calculating per annum rates provided for in the Notes. RBC irrevocably agrees not to plead or assert Section 4 of the Interest Act (Canada), whether by way of defense or otherwise, in any proceeding relating to the Notes.

P-3	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 12, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 12, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-EI-1 dated January 12, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047560/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date. All examples are based on the Leverage Factor of 153% and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is negative.
	Percentage Change:	-10%
	Payment at Maturity:	In this case, even though the Percentage Change is negative, you will receive the principal amount of your Notes at maturity.
	In this case, on a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.00% return on the Notes.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	10%
	Payment at Maturity:	$1,000 + ($1,000 x 10% x 153%) = $1,000 + $153.00 = $1,153.00
	On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,153.00, a 15.30% return on the Notes.

P-5	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
You May Not Earn a Return on Your Investment – The payment you will receive at maturity will depend on whether the level of the Reference Asset increases from the Initial Level to the Final Level. If the level of the Reference Asset decreases from the Initial Level to the Final Level (or if the level of the Reference Asset is unchanged), you will not receive any positive return on the Notes and you will only receive the principal amount.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be zero, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the level of the Reference Asset increases after the Pricing Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial. The stated payment by Royal Bank, including the potential repayment of principal, only applies if you hold the Notes to maturity. Sales prior to maturity could result in a loss on your investment.

•
You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset, and accordingly, any positive return on the Notes may be less than the potential positive return on those securities.

•
The Initial Estimated Value of the Notes Is Less than the Price to the Public – The initial estimated value set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any

P-6	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set – The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•
An Investment in the Notes Is Subject to Risks Relating to Non-U.S. Securities Markets – Because foreign companies or foreign equity securities included in the Reference Asset are publicly traded in the applicable foreign countries and are denominated in euros, an investment in the securities involves particular risks. For example, the non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The securities included in the Reference Asset are issued by companies located within the Eurozone, which is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could have a material adverse effect on the performance of the Reference Asset and, consequently, on the value of the Notes.
•
Market Disruption Events and Adjustments – The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
You Will Be Required to Include Income on the Notes Over Their Term Based Upon a Comparable Yield, Even Though You Will Not Receive Any Payments Until Maturity – The Notes are considered to be issued with original issue discount. You will be required to include income on the Notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” and consult your own tax advisor.

P-7	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
INFORMATION REGARDING THE REFERENCE ASSET
All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX Limited, as the sponsor of the Reference Asset (“STOXX”). STOXX, which owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of STOXX discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.
The Reference Asset was created by STOXX Limited, a subsidiary of Deutsche Börse AG. Publication of the Reference Asset began in February 1998, based on an initial index level of 1,000 at December 31, 1991.
Composition and Maintenance
The Reference Asset is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices.
The composition of the Reference Asset is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Reference Asset are made to ensure that the Reference Asset includes the 50 market sector leaders from within the Reference Asset.
The free float factors for each component stock used to calculate the Reference Asset, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.
The Reference Asset is also reviewed on an ongoing monthly basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Reference Asset composition are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.
Calculation of the Reference Asset
The Reference Asset is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Reference Asset value can be expressed as follows:
Reference Asset =	Free float market capitalization of the Reference Asset
Divisor
The “free float market capitalization of the Reference Asset” is equal to the sum of the products of the price, the number of shares, the free float factor and the weighting cap factor for each component stock as of the time the Reference Asset is being calculated.
The Reference Asset is also subject to a divisor, which is adjusted to maintain the continuity of the Reference Asset values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

P-8	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
License Agreement
We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Reference Asset) in connection with certain securities, including the Notes offered hereby.
The license agreement between us and STOXX requires that the following language be stated in this document:
STOXX has no relationship to us, other than the licensing of the Reference Asset and the related trademarks for use in connection with the Notes. STOXX does not:
•	sponsor, endorse, sell, or promote the Notes;
•	recommend that any person invest in the Notes offered hereby or any other securities;
•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Notes;
•	have any responsibility or liability for the administration, management, or marketing of the Notes; or
•	consider the needs of the Notes or the holders of the Notes in determining, composing, or calculating the Reference Asset, or have any obligation to do so.
STOXX will not have any liability in connection with the Notes. Specifically:
•	STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:
•	the results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the Reference Asset and the data included in the Reference Asset;
•	the accuracy or completeness of the Reference Asset and its data;
•	the merchantability and the fitness for a particular purpose or use of the Reference Asset and its data;
•	STOXX will have no liability for any errors, omissions, or interruptions in the Reference Asset or its data; and
•	Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.
The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the Notes or any other third parties.

P-9	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
Historical Information
The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2008 through 2017, the first quarter of 2018 and for the period from April 1, 2018 through June 27, 2018.
We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.
EURO STOXX 50® Index (“SX5E”)
Period Start Date	Period End Date	High Intra-Day Level	Low Intra-Day Level	Period-End Closing Level
1/1/2008	3/31/2008	4,411.59	3,417.25	3,628.06
4/1/2008	6/30/2008	3,900.30	3,298.05	3,352.81
7/1/2008	9/30/2008	3,456.81	2,924.13	3,038.20
10/1/2008	12/31/2008	3,130.25	2,128.29	2,451.48

1/1/2009	3/31/2009	2,608.15	1,765.49	2,071.13
4/1/2009	6/30/2009	2,549.32	2,021.53	2,401.69
7/1/2009	9/30/2009	2,915.71	2,258.60	2,872.63
10/1/2009	12/31/2009	3,001.56	2,693.80	2,966.24

1/1/2010	3/31/2010	3,044.37	2,617.77	2,931.16
4/1/2010	6/30/2010	3,027.14	2,448.10	2,573.32
7/1/2010	9/30/2010	2,849.45	2,502.50	2,747.90
10/1/2010	12/31/2010	2,902.80	2,635.08	2,807.04

1/1/2011	3/31/2011	3,077.24	2,717.74	2,910.91
4/1/2011	6/30/2011	3,029.68	2,692.95	2,848.53
7/1/2011	9/30/2011	2,887.30	1,935.89	2,179.66
10/1/2011	12/31/2011	2,506.22	2,054.98	2,316.55

1/1/2012	3/31/2012	2,611.42	2,279.73	2,477.28

P-10	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
4/1/2012	6/30/2012	2,509.93	2,050.16	2,264.72
7/1/2012	9/30/2012	2,604.77	2,142.46	2,454.26
10/1/2012	12/31/2012	2,668.23	2,427.32	2,635.93

1/1/2013	3/31/2013	2,754.80	2,563.64	2,624.02
4/1/2013	6/30/2013	2,851.48	2,494.54	2,602.59
7/1/2013	9/30/2013	2,955.47	2,539.15	2,893.15
10/1/2013	12/31/2013	3,116.23	2,891.39	3,109.00

1/1/2014	3/31/2014	3,185.68	2,944.13	3,161.60
4/1/2014	6/30/2014	3,325.50	3,083.43	3,228.24
7/1/2014	9/30/2014	3,301.15	2,977.52	3,225.93
10/1/2014	12/31/2014	3,278.97	2,789.63	3,146.43

1/1/2015	3/31/2015	3,742.42	2,998.53	3,697.38
4/1/2015	6/30/2015	3,836.28	3,374.18	3,424.30
7/1/2015	9/30/2015	3,714.26	2,973.16	3,100.67
10/1/2015	12/31/2015	3,524.04	3,036.17	3,267.52

1/1/2016	3/31/2016	3,266.01	2,672.73	3,004.93
4/1/2016	6/30/2016	3,156.86	2,678.27	2,864.74
7/1/2016	9/30/2016	3,101.75	2,742.66	3,002.24
10/1/2016	12/28/2016	3,290.52	2,937.98	3,290.52

1/1/2017	3/31/2017	3,500.93	3,214.31	3,500.93
4/1/2017	6/30/2017	3,666.80	3,407.33	3,641.89
7/1/2017	9/30/2017	3,594.85	3,363.68	3,594.85
10/1/2017	12/31/2017	3,708.82	3,519.35	3,524.31

1/1/2018	3/31/2018	3,687.22	3,261.86	3,361.50
4/1/2018	6/27/2018	3,596.20	3,300.50	3,397.13
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-11	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general description of the material U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date.
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and it supersedes the discussion of U.S. federal income taxation in the accompanying product prospectus supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code. This discussion applies only to holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes.
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code, or a “U.S. real property holding corporation,” within the meaning of Section 897 of the Code. If any of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder. You should refer to any available information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you in this regard, if any.
Royal Bank intends to treat any interest with respect to the Notes, as determined for U.S. federal income tax purposes, as from sources within the U.S.
We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule is solely for tax purposes and will consist of the Payment at Maturity. These rules will generally have the effect of requiring you to include amounts as income in respect of the Notes prior to your receipt of cash attributable to that income.

P-12	RBC Capital Markets, LLC

Notes Linked to the EURO STOXX 50® Index
The amount of interest that you will be required to include in income during each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period. The adjusted issue price of the Notes will equal the Notes’ original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment debt instruments).
To obtain the comparable yield and projected payment schedule for your Note, you should call RBC Capital Markets, LLC toll free at 1-877-688-2301. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.
The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.
If the contingent payment on the Notes becomes fixed on a day that is more than 6 months before the payment is due, applicable Treasury regulations provide that you should make adjustments to the prior and future interest inclusions in respect of your Notes over the remaining term for the Notes in a reasonable manner. You should consult your tax advisor as to what would be a “reasonable manner” in your particular situation.
You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes).
Any gain you recognize on the sale or maturity of the Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss. The deductibility of capital losses is limited.
Backup Withholding and Information Reporting. Payments made with respect to the Notes and proceeds from the sale of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the Internal Revenue Service (“IRS”) or allowed as a credit against the holder's U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim.
Reports will be made to the IRS and to holders that are not exempted from the reporting requirements.
Non-U.S. Holders. The following discussion applies to non-U.S. holders of the Notes. You are a non-U.S. holder if you are a beneficial owner of a Note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
Except as discussed below, payments made to a non-U.S. holder, and any gain realized on the sale or maturity of the Notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on Form W-8BEN or W-8BEN-E (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes. In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to

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Notes Linked to the EURO STOXX 50® Index
certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon a Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”), imposes a 30% U.S. withholding tax on certain U.S. source payments of interest (and OID), dividends, or other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property (including payments at maturity, or upon a redemption or sale) of a type which can produce U.S. source interest or dividends (“withholdable payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on your behalf) unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. In addition, the Notes may constitute a “financial account” for these purposes and thus, be subject to information reporting requirements pursuant to FATCA. The legislation also generally imposes a withholding tax of 30% on withholdable payments made to a non-financial foreign entity, unless that entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.
The U.S. Treasury Department and the IRS have announced that withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. We will not pay additional amounts with respect to any FATCA withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, these amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You are urged to consult with your own tax advisor regarding the possible implications of FATCA on your investment in the Notes.

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Notes Linked to the EURO STOXX 50® Index
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on June 29, 2018, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution - Conflicts of Interest” in the prospectus dated January 8, 2016.
In the initial offering of the Notes, they were offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 12 months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of the Notes who subsequently sells any of the Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.
The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable

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Notes Linked to the EURO STOXX 50® Index
maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Pricing Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

P-16	RBC Capital Markets, LLC